November 19, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Willamette Valley Vineyards, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 0-21522
Filed on March 31, 2009

Ladies and Gentlemen:

We have received your letter dated November 5, 2009, in which you had three comments to the Form 10-K for Fiscal Year Ended December 31, 2008 (the “2008 Form 10-K”) previously filed by Willamette Valley Vineyards, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on March 31, 2009. The Company’s responses to the Commission’s comments are set forth below. In addition, an amendment to the 2008 Form 10-K (the “Amendment”) containing changes incorporating certain of the Company’s responses to the Commission’s comments is filed with this letter.

Controls and Procedures, page 41

Evaluation of Disclosure Controls and Procedures, page 41

1.           Commission’s Comment:  Please expand your discussion of disclosure controls and procedures to explain the basis for your “ineffective” conclusion. Identify and describe in sufficient detail any material weaknesses or deficiencies that led to the present conclusion, when the weaknesses were discovered and by whom. Disclose management’s plans to remediate these weaknesses.

Company Response:  In response to the Commission’s comment, the Company has amended its 2008 Form 10-K to (i) expand its discussion of disclosure controls and procedures to explain the basis for the Company’s “ineffective” conclusion, (ii) identify and describe in sufficient detail the material weaknesses or deficiencies that led to the present conclusion, when the weaknesses were discovered and by whom, and (iii) disclose management’s plans to remediate these weaknesses. We refer the Commission to the Amendment filed with this letter.

With respect to the Company’s efforts to remediate these material weaknesses since December 31, 2008, the Company has undertaken the following remediation initiatives:

With respect to inadequate reconciliations of our general ledger cash balances to the balances per our bank statements, the Company engaged additional temporary resources in the accounting department at the end of 2008 with the specific goal of reconciling cash to zero on a monthly basis. During the second and third quarter of 2009, the Company made significant progress in remediating the cash ledger balance to bank account reconciliation by allocating full-time accounting resources to review, reconcile and improve the cash reconciliation process. As of the time of this letter, the Company believes that there are still some deficiencies but that substantial progress has been made.  The Company intends to have this weakness fully remediated by year-end 2009, at which time the Company believes its independent audit firm will be able to attest to our internal controls over financial reporting.

•      With respect to lack of sufficient procedures and controls related to our maintenance of our perpetual inventory records of in-state purchased wines, the Company commenced a review of our documentation and where necessary we have put into place policies and procedures to document such evidence to comply with our internal control requirements and improve our perpetual inventory accuracy. The Company also retained a financial consultant to assist us in further reviewing and improving our internal control processes. As of the time of this letter, the Company believes that there are still some deficiencies but that substantial progress has been made.  The Company intends to have this weakness fully remediated by year-end 2009, at which time the Company believes its independent audit firm will be able to attest to our internal controls over financial reporting.

•      With respect to lack of sufficient procedures and controls related to the allocation of costs to our produced wines, the Company has adopted the costing methods that were utilized by the Companies independent audit firm, Moss Adams LLP, during the 2008 year-end audit. Additionally, the Company is in the process of preparing work-flow diagrams and documented control procedures for ease of understanding and review going forward.  As of the time of this letter, the Company believes that there are still some deficiencies but that substantial progress has been made.  The Company intends to have this weakness fully remediated by year-end 2009, at which time the Company believes its independent audit firm will be able to attest to our internal controls over financial reporting.

•      With respect to lack of sufficient accounting and finance personnel and transition/training of personnel responsible for preparation and review of such reconciliations, records, and allocations.  The Company engaged additional temporary resources in the accounting department at the end of 2008. The Company maintained those temporary resources through September 2009. The Company then converted the temporary resource to permanent accounting personnel during the second quarter of 2009.  As of the time of this letter, the Company believes that there are still some deficiencies but that substantial progress has been made.  The Company intends to have this weakness fully remediated by year-end 2009, at which time the Company believes its independent audit firm will be able to attest to our internal controls over financial reporting.

We believe that as of the date hereof, the measures the Company has implemented have improved but not fully remediated all of the material weaknesses identified above. Management, with oversight of the Audit Committee of our board of directors and our independent auditors, Moss Adams LLP, will continue to work on remediating all of the material weaknesses noted above.

Management’s Report on Internal Control over Financial Reporting, page 42

2.           Commission’s Comment:  Revise the discussion of internal controls over financial reporting to clarify when each of the material weaknesses was identified and by whom, as well as when the material weakness first began.  Discuss how you were able to present GAAP-compliant financial statements in the Form 10-K.  It appears to us that the lack of sufficient qualified personnel and lack of appropriate procedures and controls have had a pervasive effect upon Willamette’s financial reporting and the overall control environment.  Please clarify your disclosure if that is the case or explain to us why you believe the weaknesses have not had a pervasive effect.

Company Response:  In response to the Commission’s comment, the Company has amended its 2008 Form 10-K to (i) revise the discussion of internal controls over financial reporting to clarify when each of the material weaknesses was identified and by whom, as well as when the material weakness first began, (ii) discuss how the Company was able to present GAAP-compliant financial statements in the 2008 Form 10-K, and (iii) explain why the control environment weaknesses have not had a pervasive effect. We refer the Commission to the Amendment filed with this letter.

Executive Compensation, page 46

3.           Commission’s Comment:  We note that Mr. Fox has signed the Form 10-K as the CFO/Controller and Principal Accounting Officer.  Please explain why he is not included in the disclosure regarding officers and directors set forth in Item 401 of Regulation S-K.

Company Response:  At the outset, we note that the Executive Compensation discussion on page 46 of the 2008 Form 10-K is responsive to Item 11 of Part III of Form 10-K, which requires disclosures under Item 402 of Regulation S-K and paragraph (e)(4) and (e)(5) of Item 407 of Regulation S-K.  Paragraphs (e)(4) and (e)(5) of Item 407 of Regulation S-K require disclosures regarding the Company’s Compensation Committee, and are therefore not applicable to Mr. Fox.  In addition, the Company is a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.  Mr. Fox’s total compensation in 2008 did not exceed $100,000.  Accordingly, under Item 402(m)(2) of Regulation S-K and the instructions thereto, disclosure under Item 402 of Regulation S-K is not required with respect to Mr. Fox.

We have discussed this with the Commission, and it has explained that it is seeking the disclosures required under Item 401 of Regulation S-K with respect to Mr. Fox pursuant to Item 10 of Part III of Form 10-K.  Accordingly, the Company has amended its 2008 Form 10-K to provide disclosures under Item 401 of Regulation S-K with respect to Mr. Fox pursuant to Item 10 of Part III of Form 10-K. We refer the Commission to the Amendment filed with this letter.

We hope that the foregoing responds to the Commission’s comments to its satisfaction.

In connection with the Company’s response to the Commission’s comments, the undersigned hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing please contact the undersigned at (503) 588-9463.

Sincerely,

/s/ James W. Bernau

James W. Bernau
President and Chief Executive Officer, Willamette Valley Vineyards, Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _______________________

Commission file number: 000-21522

WILLAMETTE VALLEY VINEYARDS, INC.
(Exact name of registrant as specified in its charter)

Oregon	93-0981021
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
8800 Enchanted Way, S.E. Turner, OR 97392
(Address of principal executive offices)
Registrant’s telephone number, including area code: (503) 588-9463
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock (Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act.    Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2008 was approximately $24,979,184.

The number of outstanding shares of the registrant’s Common Stock as of March 27, 2009 was 4,851,329.

DOCUMENTS INCORPORATED BY REFERENCE

None

Willamette Valley Vineyards, Inc.

FORM 10-K/A
(Amendment No. 1)

TABLE OF CONTENTS

		Page
Explanatory Note		3
	PART II
Item 9A	Controls and Procedures	4

	PART III
Item 10	Directors, Executive Officers and Corporate Governance	7
Signatures		9

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (this “Amendment”) amends the Annual Report on Form 10-K of Willamette Valley Vineyards, Inc. (the “Company”) for the fiscal year ended December 31, 2008, originally filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2009 (the “Original Filing”). The purpose of this Amendment is to provide additional disclosures with respect to the information required under (i) Item 9A to Part II of Form 10-K, and (ii) Item 10 to Part III of Form 10-K. In addition, in accordance with the rules of the SEC, we are including certain currently dated certifications with this Amendment.

Except as expressly set forth in this Amendment, we are not amending any other part of the Original Filing. This Amendment continues to speak as of the date of the Original Filing, and does not reflect events occurring after the filing of the Original Filing or modify or update any related or other disclosures unless expressly noted otherwise. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our other filings made with the SEC subsequent to the filing of the Original Filing, including any amendments to those filings. The filing of this Amendment shall not be deemed an admission that the Original Filing when made included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

PART II

Item 9A.  Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer/Controller as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of our CEO and CFO/Controller, as of December 31, 2008, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) under the Exchange Act.  Based upon this evaluation, our CEO and CFO/Controller concluded that our disclosure controls and procedures were not effective as of December 31, 2008.  Management’s conclusion was based on discoveries and observations made during the 2008 year-end audit in conjunction with our independent audit firm, Moss-Adams LLP.  Management identified the following material weaknesses:

•
Inadequate reconciliations of our general ledger cash balances to the balances per our bank statements. This material weakness was identified during the 2007 year-end audit by management and accounting staff present at the time of the audit, in conjunction with our independent auditors, Moss-Adams LLP.  During the course of the audit, several adjusting entries were necessary to properly reconcile the general ledger cash balance to the bank statements.

•
Lack of sufficient procedures and controls related to our maintenance of our perpetual inventory records of in-state purchased wines.  This is mainly due to the loss of key project owners in accounting who were therefore unable to oversee the implementation. This material weakness was identified during the 2007 year-end audit by management and accounting staff present at the time of the audit, in conjunction with our independent auditors, Moss-Adams LLP. During the course of the audit, we tested our perpetual inventory costs by comparing costs as recorded in the system versus the supplier invoiced amount and multiple differences were discovered.

•
Lack of sufficient procedures and controls related to the allocation of costs to our produced wines. This material weakness began when the Company modified its process for inventory cost allocation during the second quarter of 2008. This material weakness was identified during the 2008 year-end audit by management and accounting staff present at the time of the audit, in conjunction with our independent auditors, Moss-Adams LLP.  During the 2008 year-end audit, key accounting personnel worked closely with independent audit staff to revise our inventory costing methods in an effort to remediate this weakness.

•
Lack of adequate job sufficient accounting and finance personnel and transition/training of personnel responsible for preparation and review of such reconciliations, records, and allocations. This material weakness began when a key accounting resource terminated their employment with the Company during the third quarter of 2008. This material weakness was identified during the 2008 year-end audit by management and accounting staff present at the time of the audit, in conjunction with our independent auditors, Moss-Adams LLP.    The Company is actively pursuing the permanent and temporary resources necessary to remediate this deficiency in an effort to remediate this weakness.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act and includes those policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.  In performing this assessment, management identified the following material weaknesses:

•
Inadequate reconciliations of our general ledger cash balances to the balances per our bank statements. This weakness was identified during the 2007 year-end audit by management and accounting staff present at the time of the audit, in conjunction with our independent auditors, Moss-Adams LLP.  Management has difficulty discerning when this material weakness first began due to the turnover in key accounting personnel during 2007. It is management’s best estimate that this weakness likely existed since the first quarter of 2007.

•
Lack of sufficient procedures and controls related to our maintenance of our perpetual inventory records of in-state purchased wines.  This weakness was identified during the 2007 year-end audit by management and accounting staff present at the time of the audit, in conjunction with our independent auditors, Moss-Adams LLP.  Management believes this material weakness began at the point of an order fulfillment system conversion that was not properly managed prior to and during implementation. This is mainly due to the loss of key project owners in accounting who were therefore unable to oversee the implementation.

•
Lack of sufficient procedures and controls related to the allocation of costs to our produced wines. This weakness was identified during the 2008 year-end audit by management and accounting staff present at the time of the audit, in conjunction with our independent auditors, Moss-Adams LLP.  This material weakness began when we converted our process for inventory cost allocation during the second quarter of 2008. During the 2008 year-end audit key accounting personnel worked closely with independent audit staff to revise our inventory costing methods.

•
Lack of adequate job sufficient accounting and finance personnel and transition/training of personnel responsible for preparation and review of such reconciliations, records, and allocations. This weakness was identified during the 2008 year-end audit by management and accounting staff present at the time of the audit, in conjunction with our independent auditors, Moss-Adams LLP.  This material weakness began when a key accounting resource terminated their employment with the Company during the third quarter of 2008.  The Company is actively pursuing the permanent and temporary resources necessary to remediate this deficiency.

Based on its assessment, our management concluded that, as of December 31, 2008, our internal control over financial reporting was not effective.  Management believes that these material weaknesses have not affected our ability to present GAAP-compliant financial statements in this Form 10-K.  During the independent audit review we were able to recognize and adjust our financial records to properly present our financial statements and we were thefore able to present GAAP-compliant financial statements.  Management does not believe that its weaknesses with respect to its procedures and controls have had a pervasive effect upon our financial reporting and the overall control environment due to our ability to make the necessary reconciling adjustments to our financial statements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Management’s Remediation Initiatives

In addition to the remediation efforts specifically discussed above, management has commenced a number of initiatives to address the materials weaknesses noted above, including the following:

Management has engaged experienced resources in the first quarter of 2009 to ensure that a process design is created and implemented with proper training of accounting personnel.

Management has determined that additional education and proper system training of personnel in the wholesale inventory department is required.  In the first quarter 2009 the Company has brought in a qualified instructor/trainer to work closely with the end users in this department.  This training is meant to effectively ensure that they have the proper system training and education to properly adjust inventory cost based on invoice pricing.  Additionally, more training is being scheduled in Q2 2009 on purchasing and inventory control.

Management is undertaking a review of its cash reconciliation and inventory costing processes and intends to revise the related daily and period end cash reconciliation and inventory procedures, controls and review.

Key managers and accounting personnel will work closely with our independent audit firm in evaluating our progress in remediating our material weaknesses with oversight by the audit committee.

Elements of our remediation plan can only be accomplished over time and we can offer no assurances that those initiatives will ultimately have the intended effects.

Management will continue the process of reviewing existing controls, procedures and responsibilities to more closely identify financial reporting risks and the required controls to address them.  Key control and compensating control procedures will be developed to ensure that material weaknesses are properly addressed and related financial reporting risks are mitigated. Periodic control validation and testing will also be implemented to ensure that controls continue to operate consistently and as designed.

Changes in Internal Control over Financial Reporting

In 2008 the Company revised the procedures for accounts receivable and the related cash receipts posting.  Additionally, the accounts receivable aging is reviewed carefully for outstanding invoices and customer account statements sent out timely.  This has greatly improved the accuracy of our outstanding accounts receivable.  Also, in 2008 the Company’s Senior Accountant resigned and to date has not been replaced.  The Company has relied on contract accounting resources to help manage the period end accounting activities.  There have not been any other changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the Company’s fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART III

Item 10.  Directors, Executive Officers and Corporate Governance.

Directors, nominees for election as a director, and each such person’s age at December 31, 2008 and position with the Company.

Name	Position(s) with the Company	Age
James W. Bernau ***	Chairperson of the Board, President and Director	55
James L. Ellis ***	Secretary and Director	64
Jeffrey J. Fox Sean M. Cary	Chief Financial Officer and Controller Director	44 35
Thomas M. Brian **	Director	60
Delna L. Jones * ***	Director	68
Craig Smith **	Director	62
Betty M. O’Brien *	Director	64
Stan G. Turel * ** ***	Director	61
_______________________________
*Member of the Compensation Committee
**Member of the Audit Committee
***Member of the Executive Committee

All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified.  Executive officers are appointed by the Board of Directors and serve at the pleasure of the Board of Directors.  Set forth below is additional information as to each director and executive officer of the Company.

James W. Bernau.  Mr. Bernau has been President and Chairperson of the Board of Directors of the Company since its inception in May 1988.  Willamette Valley Vineyards was originally established as a sole proprietorship by Oregon winegrower Jim Bernau in 1983, and he co-founded the Company in 1988 with Salem grape grower, Donald Voorhies.  From 1981 to September 1989, Mr. Bernau was Director of the Oregon Chapter of the National Federation of Independent Businesses (“NFIB”), an association of 15,000 independent businesses in Oregon. Mr. Bernau has served as the President of the Oregon Winegrowers Association and the Treasurer of the association’s Political Action Committee (PAC) and Chair of the Promotions Committee of the Oregon Wine Advisory Board, the State of Oregon’s agency dedicated to the development of the industry.  In March 2005, Mr. Bernau received the industry’s Founder’s Award for his service.

James L. Ellis.  Mr. Ellis has served as a Director since July 1991 and Secretary since June 1997.  Mr. Ellis has served as the Company’s Director of Human Resources from January 1993, and Vice President /Corporate since 1998.  From 1990 to 1992, Mr. Ellis was a partner in Kenneth L. Fisher, Ph.D. & Associates, a management-consulting firm.  From 1980 to 1990, Mr. Ellis was Vice President and General Manager of R.A. Kevane & Associates, a Pacific Northwest personnel-consulting firm.  From 1962 to 1979, Mr. Ellis was a member of and administrator for the Christian Brothers of California, owner of Mont La Salle Vineyards and producer of Christian Brothers wines and brandy.

Jeffrey J. Fox.  Mr. Fox has been Chief Financial Officer and Controller since October 2007.  Previously Mr. Fox served as the Chief Financial Officer for Traeger Pellet Grills LLC based in Wilsonville, Oregon and prior to that served as Analysis Manager and acting Controller for the Georgia-Pacific paper mill based in Bellingham, Washington and prior to that as Controller for Georgia-Pacific Northwest Handling Division located in Portland, Oregon. Mr. Fox holds a Bachelor of Science Degree in Finance from Oregon State University.

Sean M. Cary.  Mr. Cary was elected to the Board of Directors in 2007.  Mr. Cary is the Corporate Controller of National Warranty Corporation, a Eugene, Oregon based provider of finance and insurance products sold through automobile dealers located in the Pacific Northwest.  Previously, Mr. Cary served as the CFO of Cascade Structural Laminators, a laminated bean manufacturer headquartered in Eugene, Oregon and prior to that as Controller of Willamette Valley Vineyards.  Mr. Cary served in the U.S. Air Force as a Financial Officer.  Mr. Cary holds a Master of Business Administration degree from the University of Oregon and a Bachelor of Science Degree in Management from the U.S. Air Force Academy.

Thomas M. Brian.  Mr. Brian was appointed to the Board of Directors in June of 2004.  Mr. Brian has served as Chairman of the Washington County Board of Commissioners since 1999.  Previously, he served for 10 years in the Oregon House of Representatives.  While in the legislature, Mr. Brian was Chairman of the Revenue Committee and served on the Judicial and Ways and Means Committees. He also served 10 years as City Councilor and Mayor of Tigard, OR.  Mr. Brian has successfully owned and operated a commercial/industrial real estate company for eighteen years.

Delna L. Jones.  Ms. Jones has served as a Director since November 1994. Ms. Jones resigned from the Board in December of 2002 having moved to Southern California and was reappointed by the Board in March of 2005 having returned to Oregon.  Currently Ms. Jones is President of Delna Jones and Associates, an independent consulting firm.  Ms. Jones was elected in 1998 and served as a County Commissioner for Washington County, Oregon from 1998 to 2000.  Ms. Jones has served as project director for the CAPITAL Center, an education and business consortium from 1994 to 1998.  From 1985 to 1990, Ms. Jones served as Director of Economic Development with US West Communications.  Beginning in 1982, she was elected six times to the Oregon House as the State Representative for District 6.  During her tenure, she served as the Assistant Majority Leader; she also chaired the Revenue and School Finance committee, and served on the Legislative Rules and Reorganization committee and the Business and Consumer Affairs committee.

Craig Smith, CPA, MBA, JD. Mr. Smith has served as a Director since October 2007.  Mr. Smith is the Vice President/Chief Financial Officer of Chemeketa Community College in Salem, Oregon.  He was an Adjunct Professor at the Atkinson Graduate School of Management at Willamette University, as well as Managing Partner of a large local CPA firm.  He has served on many State of Oregon commissions and he has served as the Board Chairperson for many of the local non-profit and educational institutions including the Salem Keizer School Board, Chemeketa Community College Board of Education, State Fair Dismissal Appeals Board, Mid-Willamette Valley Council of Governments, Oregon School Boards Association and the United Way.  Mr. Smith is an active member of the Oregon State Bar and a Certified Public Accountant. Mr. Smith is an independent director as defined under NASDAQ rules.

Betty M. O’Brien.  Ms. O’Brien has served as a Director since July 1991. Ms. O’Brien is co-owner of Elton Vineyards L.L.C., a commercial vineyard located in Eola Hills in Yamhill County, Oregon and established in 1983.  Ms. O’Brien was the Executive Director of the Oregon Wine Board from 2001 to 2004.  Ms. O’Brien was employed by Willamette University as its Director of News and Publications from 1988 to 2000.  She is a member of the Oregon Winegrowers Association, having previously served as its President and Treasurer and as a director.  Ms. O’Brien is a member of the Vineyard Management/Winemaking Program Advisory Committee at Chemeketa Community College (CCC). She headed a wine industry task force developing a new wine marketing program and curriculum leading to a two-year degree at CCC.  She now teaches Introduction to Wine Marketing.  She serves as Chair of the Board of Directors of LIVE (Low Input Viticulture and Enology).

Stan G. Turel.  Mr. Turel has served as a Director since November of 1994. Mr. Turel is President of Turel Enterprises, a real estate management company managing his own properties in Oregon, Washington and Idaho. Prior to his current activities, Mr. Turel was the Principal and CEO of Columbia Turel, (formally Columbia Bookkeeping, Inc.) a position which he held from 1974 to 2001. Prior to the sale of the company to Fiducial, one of Europe’s largest accounting firms, Columbia had 26,000 annual tax clients including 4,000 small business clients. Additionally Mr. Turel successfully operated as majority owner two cable TV companies during the 80’s and 90’s which were eventually sold to several public corporations. Mr. Turel is a pilot, was a former delegate to the White House Conference on Small Business and held positions on several state and local Government committees.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLAMETTE VALLEY VINEYARDS, INC.
(Registrant)

By	/s/ James W. Bernau
James W. Bernau,
Chairperson of the Board, President

Date: November 19, 2009

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13a-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

I, James W. Bernau, certify that:

1. I have reviewed this report on Form 10-K/A of Willamette Valley Vineyards, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
 a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
 b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c. Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d. Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 19, 2009

/s/ James W. Bernau
James W. Bernau,
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

I, Jeffrey J. Fox, certify that:

1. I have reviewed this report on Form 10-K/A of Willamette Valley Vineyards, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
 b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c. Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d. Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 19, 2009

/s/ Jeffrey J. Fox
Jeffrey J. Fox
Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, James W. Bernau, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that this report on Form 10-K/A of Willamette Valley Vineyards, Inc. fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this report on Form 10-K/A fairly presents in all material respects the financial condition and results of operations of Willamette Valley Vineyards, Inc.

Date: November 19, 2009

By:	/s/ James W. Bernau
Name: James W. Bernau
Title: Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey J. Fox, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that this report on Form 10-K/A of Willamette Valley Vineyards, Inc. fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this report on Form 10-K/A fairly presents in all material respects the financial condition and results of operations of Willamette Valley Vineyards, Inc.

Date: November 19, 2009

By:	/s/ Jeffrey J. Fox
Name: Jeffrey J. Fox
Title: Chief Financial Officer